Exhibit (a)(21)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

x
BRUCE LOCKE, Individually And On Behalf	:
Of All Others Similarly Situated,	:
:
Plaintiff,	:
:
:
vs.	:
:
ORCHID CELLMARK INC., EUGENE I.	:	Civil Action No.
DAVIS, STEFAN LOREN, Ph.D., NICOLE S.	:
WILLIAMS, JAMES M. HART, Ph.D.,	:
BRUCE D. DALZIEL, LABORATORY	:
CORPORATION OF AMERICA HOLDINGS,	:
and OCM ACQUISITION CORP.,	:
:
Defendants .	:
:
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CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, as and for his class action complaint, alleges upon personal knowledge with respect to himself, and upon information and belief as to all other allegations based upon, inter alia, the investigation of counsel, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this shareholder class action on behalf of himself and the other public shareholders of Orchid Cellmark Inc. (“Orchid” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”) in connection with the proposed sale of Orchid to Laboratory Corporation of America Holdings, (“LabCorp”), and OCM Acquisition Corp. (“OCM”), a Delaware corporation and wholly owned subsidiary of LabCorp in a cash tender offer for $2.80 per share (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $85.4 million.

2. In connection with the Proposed Transaction, however, the Board failed to adequately discharge its fiduciary duties to the shareholders by, inter alia: (i) failing to ensure that common shareholders will receive maximum available value for their shares; (ii) failing to conduct an appropriate sale process; and (iii) amending the Rights Agreement (“Rights Agreement” or “Poison Pill”) to exclude only LabCorp and the Proposed Transaction from its scope, thus rendering any competing transaction impracticable to pursue.

3. Accordingly, this action seeks equitable relief compelling the Board to properly exercise its fiduciary duties to the shareholders and to enjoin the Proposed Transaction.

THE PARTIES

4. Plaintiff Bruce Locke is, and all times relevant hereto was, an owner of Orchid common stock.

5. Orchid, a Delaware corporation headquartered in Princeton, New Jersey, operates as an international provider of identity DNA testing services for the forensic, immigration, and family relationships markets. It has laboratories in the United States and the United Kingdom; and offers its services to the police forces and other government entities. The Company also provides non-DNA forensic laboratory services. Its forensic DNA testing is primarily used to confirm that a suspect committed a particular crime, to exonerate an innocent person, or to establish or maintain databases of individuals convicted of crimes; and family relationship DNA testing is used to establish whether two or more people are genetically related. The Company’s DNA testing is used by individuals and employers in security applications to establish or store a person’s genetic profile for identification purposes in the event of an emergency or accident. Orchid common stock publicly trades on the NASDAQ Global Market (“NASDAQ GM”) under the symbol “ORCH” and, as of April 15, 2011, it had 29,992,000 shares of common stock outstanding.

6. Defendant Eugene I. Davis (“Davis”) has served as Chairman of the Board of Directors since November 2010. Defendant Davis is Chairman and Chief Executive Officer (“CEO”) of PIRINATE Consulting Group, LLC. Defendant Davis is also a member of the Board of Directors of Atlas Air Worldwide Holdings, Inc., Knology, Inc., DEX One Corp., Ambassadors International Inc., Rural/Metro Corp, Spectrum Brands, Inc. and TerreStar Corporation.

7. Defendant Stefan Loren, Ph.D. (“Loren”) has served as a member of the Board of Directors since November 2010. Since July 2008, Defendant Loren has served as a Managing Director of Westwicke Partners, LLC, a strategic capital markets advisory firm that provides customized investor relations programs and independent capital markets advice to small and mid-cap health care companies, since July 2008. Defendant Loren is a director of PolyMedix, Inc.

8. Defendant Nicole S. Williams (“Williams”) has served as a member of the Board of Directors since 2002. Defendant Williams formerly was the Chief Financial Officer (“CFO”) of Abraxis Bioscience Inc., a biopharmaceutical company, and President of Abraxis Pharmaceutical Products, a division of Abraxis Bioscience Inc., positions she assumed upon the merger of American Pharmaceutical Partners, Inc. and American Bioscience Inc. in April 2006. Defendant Williams currently serves as a director of Progenics Pharmaceuticals, Inc. and Intercept Pharmaceuticals, Inc.

9. Defendant James M. Hart, Ph.D. (“Hart”) has served as a member of the Board of Directors since January 2010. Defendant Hart is the former Commissioner of the City of London Police Force with a career spanning almost four decades in various U.K. police forces.

10. Defendant Bruce D. Dalziel (“Dalziel”) has served as a member of the Board of Directors since April 2010. Defendant Dalziel currently serves as CFO at Medidata Solutions where he leads all aspects of finance, including control, financial reporting, tax, treasury, mergers and acquisitions, and internal audit, as well as legal, risk management, and investor relations.

11. The Individual Defendants, as directors of Orchid, have a fiduciary responsibility to Plaintiff and the other public shareholders of Orchid, and owe them the highest obligations of good faith, loyalty, fair dealing, due care and candor.

12. Defendant LabCorp, together with its subsidiaries, operates as an independent clinical laboratory company in the United States. The company offers a range of testing services used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease, as well as specialty testing services. Its routine tests include blood chemistry analyses, urinalyses, blood cell counts, thyroid tests, Pap tests, HIV tests, microbiology cultures and procedures, and alcohol and other substance-abuse tests. LabCorp is headquartered in Burlington, North Carolina.

13. Defendant OCM, a Delaware corporation and wholly owned subsidiary of LabCorp, was formed solely to effectuate the Proposed Transaction. Where appropriate from the context of the allegations, OCM is referred to herein collectively with LabCorp as “LabCorp.”

14. The Individual Defendants, together with LabCorp, are referred to herein collectively as “Defendants.”

SUBSTANTIVE ALLEGATIONS

15. On April 6, 2011, Orchid and LabCorp announced that the companies signed a definitive agreement in which LabCorp will acquire all of the outstanding shares of Orchid (“Merger Agreement”). Under the terms of the Merger Agreement, OCM will commence a tender offer to purchase all outstanding shares of Orchid for $2.80 per share. Following the completion of the tender offer, LabCorp expects to consummate a merger of OCM and Orchid in which shares of Orchid that have not been purchased in the tender offer will be converted into the right to receive the same cash price per share as paid in the tender offer.

16. Orchid’s Board of Directors includes Thomas A. Bologna (“Bologna”), who has served as President and CEO and a member of the Board of Directors since April 2006. Bologna did not support the Proposed Transaction and abstained from the vote to approve it. However, the Proposed Transaction was approved by the remaining members of the Board.

17. Commenting on the Proposed Transaction, David P. King, Chairman and CEO of LabCorp, stated, in pertinent in part, as follows:

We are very pleased that Orchid Cellmark, a premier DNA testing business with a strong reputation for exceptional quality, reliability and customer service is joining our family. The proposed acquisition of Orchid Cellmark significantly diversifies and strengthens our specialized forensic and family relationship testing.

18. While details concerning the background of the sale have yet to be disclosed to shareholders, the terms of the Proposed Transaction are inadequate and unfair as to price and process, and are in violation of Defendants’ fiduciary obligations to the public shareholders of Orchid.

19. According to news reports, the deal is far more beneficial for LabCorp than Orchid shareholders. As reporter Justin Sharon, from Minyanville.com, reported:

A premium of 39.3% to Tuesday’s closing price of Orchid is actually a blooming bargain by all accounts. Lab Corp, paying only 1.3 times revenues, at a stroke acquires a booming British forensic franchise — 50% of Orchid’s $64 million in 2010 revenues came from the country — with substantial cost savings and tax benefits thrown in for good measure. The deal is expected to add about $0.03 to its 2011 earnings per share — before any synergies.

[Emphasis added.] http://www.minyanville.com/businessmarkets/articles/equities-stocks-stock-market-equity-analysis/4/6/2011/id/33809.

20. Justin Sharon continued, stating that “Lab Corp is itself trading up, something which doesn’t often occur with an acquirer and an indication that the market feels this 40-year old North Carolina clinical testing firm got itself a steal of a deal.” Id.

21. Indeed, the value of Orchid’s stock is far greater than the consideration offered in the Proposed Transaction, particularly when considering the Company’s present and future growth prospects and objectives.

22. For example, on October 7, 2010, the Company announced that it started work for five U.K. police forces in the East Midlands region, under contracts awarded following the latest National Forensic Procurement regional tender. The total estimated annual value of the combined contracts was approximately $1.2 million. Bologna, commenting on the Company’s awarded contracts, stated, in pertinent part, as follows:

This award marks an expansion of the company’s footprint across the U.K., connecting us with police forces we have not previously worked with. We are delighted with our success in this latest tender which is part of the ongoing UK police national procurement exercise.

23. On December 16, 2010, Orchid announced that it executed a three-year extension to a forensic testing contract with the Illinois State Police (“ISP”). Under the contract, Orchid is the sole private DNA testing provider to the ISP through November 2013.

24. On January 18, 2011, the Company announced it executed a multi-year contract with the U.K. Child Maintenance and Enforcement Commission for the exclusive provision of DNA paternity testing services. The Company reported that it believes that the four-year award has the potential to generate approximately £3,500,000 in revenue over such period, with options to extend the contract for a further three years. Commenting on the award, Bologna stated, in pertinent part, as follows:

The consistent high quality of our service provision over the last five years is again recognized by the re-award of this contract. Retaining this contract is a reflection of the quality of our people and the service they provide.

25. In addition to the Company’s awarded contracts, the Company’s financial prospects are extremely promising. On November 4, 2010, the Company announced its financial results for its third quarter 2010 ended September 30, 2010. The Company reported that revenues increased 18% to $17.3 million for the third quarter 2010, as compared to $14.7 million in the third quarter 2009. Gross margin increased to 38% and operating income in the quarter was $141,000. Additionally, total U.K. revenues for the third quarter of 2010 rose 44% compared to the third quarter of 2009, primarily as a result of the increase in U.K. forensic business.

26. Bologna, commenting on the Company’s third quarter 2010 financial results, stated, in pertinent part, as follows:

Our third quarter results reflect the inherent strength of our business. We reported a healthy third quarter increase in sales as well as a strong gross margin and a quarterly operating profit. Our U.K. operation was particularly strong as a result of significant organic top line growth. In the U.S., we continue to mitigate anticipated near-term challenges, through careful planning and solid execution. The consolidation of our U.S. testing facilities and increased CODIS and government paternity business has already favorably impacted our U.S. results.

We believe that the combination of a strong balance sheet, solid organic U.K. growth and what we believe is an ever growing number of sexual assault kits backlogged in U.S. public labs positions us to take advantage of both near and long-term growth opportunities.

27. On March 10, 2011, Orchid announced its financial results for its fourth quarter 2010 ended September 30, 2010, and year-end 2010 results. The Company reported that total service revenues were $16.6 million for fourth quarter 2010, up from service revenues of $14.9 million for the fourth quarter of 2009. For full year 2010, service revenues grew approximately 10% to $63.7 million, up from $58.1 million for the full year of 2009.

28. Commenting on fourth quarter 2010 and year-end 2010 results, Bolgona stated, in pertinent part, as follows:

Fourth quarter results reflect continued company growth. Our U.K. business grew by over 31% and the forensics component of that business grew by approximately 40%. While our total U.S. business was down approximately 11% in the fourth quarter, our paternity business has stabilized, and we completed the consolidation of our U.S. testing facilities in 2010 which we expect will continue to favorably impact our U.S. results.

For the full year of 2010, overall company service revenues grew to $63.7 million or by approximately 10% over 2009. Our U.K. business was particularly strong, with revenues growing by more than 35%. On the operational front, we maintained gross margins, and successfully completed the consolidation of our U.S. forensic and paternity operations into our Dallas, Texas and Dayton, Ohio facilities, respectively. Lastly, we ended 2010 with approximately $20 million in cash and short-term investments, up from approximately $18 million in 2009.

29. The Company’s operations and prospects are poised for growth.

30. Moreover, the terms of the Merger Agreement will dissuade or otherwise preclude the emergence of a superior transaction. For example, the “no solicitation” provision, contained in the Merger Agreement, precludes the Company from generally: (i) soliciting, initiating or encouraging any proposals or offers that may lead to a “Takeover Proposal” (defined generally in the Merger Agreement as any acquisition, offer or merger or similar transaction made by a person to acquire at least 20% or more of the Company’s assets, revenues, earnings or equity securities); (ii) participating in any discussions or negotiations with any third party regarding any Takeover Proposal; (iii) entering into any letter of intent, agreement in principle, merger or purchase related to any Takeover Proposal; (iv) releasing or permitting the release of any person from any confidentiality, non solicitation or similar agreement that the Company is a part under; and (v) or amending or waiving the Rights Agreement that would allow any third party to acquire beneficial ownership of 20% or more of Orchid common stock shares.

31. Additionally, if the Company receives a Takeover Proposal it must advise LabCorp promptly and provide the identity of the third party making or submitting such Takeover Proposal and its material terms and conditions. The Company must also keep LabCorp fully informed of the status and details of any such Takeover Proposal with respect to any change to the material terms of any such Takeover Proposal.

32. Also, if the Takeover Proposal may reasonably result in an alternative “Superior Proposal” (defined in the Merger Agreement as a bona fide Takeover Proposal in which such person attempts to acquire a majority of the Company), the Board may only respond to any Takeover Proposal if: (i) the Company has provided LabCorp not less than two days written notice of its intention to take action; and (ii) the failure to take such action would in the reasonable good faith judgment of the Board, after consultation with Company’s outside counsel, violate the fiduciary duties of the Board. The Company may provide non-public information to a third party, in accordance to a confidentiality agreement that is not less favorable to Orchid than the confidentiality agreement with LabCorp, and participate in negotiations with a third party in connection with a Takeover Proposal, provided that: (i) the confidentiality agreement with a third party, which has been previously sent to LapCorp, does not include any provision calling for an exclusive right to negotiate with the Company; and (ii) the Company advises LabCorp of all non-public information delivered to the third party concurrently with its delivery, including non-public information that was not sent previously to LabCorp.

33. Further, if the Board determines, in good faith, after taking into account the advice of the Company’s outside legal counsel, that the Board’s failure to recommend a Takeover Proposal (“Company Adverse Recommendation Change”) would result in a breach of its fiduciary duties, the Company may make a Company Adverse Recommendation Change if it provides LabCorp with the material terms and conditions of the Takeover Proposal, including the identity of the party making such Takeover Proposal and a copy thereof, and: (i) the Company shall have given LabCorp prior written notice (a “Change in Recommendation Notice”) advising LapCorp of its intention to consider making a Company Adverse Recommendation Change at least 4 business days prior to making it; (ii) the Company shall have given LabCorp 4 business days after delivery of each Change in Recommendation Notice to propose revisions to the terms of the Merger Agreement and shall have negotiated in good faith with LapCorp with respect to such proposed revisions; and (iii) if the Board determined that the failure to make the Company Adverse Recommendation Change would, or would be reasonably likely to, result in a breach of its fiduciary duties and determined, in good faith, that such proposed Takeover Proposal is a Superior Proposal.

34. In addition, LabCorp is also the beneficiary of a “Top-Up” provision that ensures that LabCorp gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if LabCorp fails to acquire 90% of the shares outstanding through its tender offer, a “Top-Up” provision allows LabCorp to exercise an option to acquire 90% plus one share of the outstanding Orchid shares after having acquired a majority of the Company’s outstanding shares of common stock.

35. The presence of the no solicitation and Top-Up provisions, therefore, can only have been designed to provide an even greater layer of protection for the Proposed Transaction and effectively dissuade the emergence of competing offers.

36. In addition, in connection with the Proposed Transaction, the Board amended the Poison Pill to exclude LabCorp and the Proposed Transaction from its scope (the “Amendment”). Under the terms of the Amendment, however, any potential alternative acquirer will remain subject to the Poison Pill. This may have devastating consequences on the emergence of a competing transaction.

37. Under the terms of the Poison Pill, each share of common stock has attached to it a right (“Right”) that entitles its holder to certain benefits upon the announcement or effectuation of a transaction involving the beneficial or other acquisition of 15% or more of the Company’s outstanding common stock. Although a person or entity that acquires 15% or more of such stock is deemed an “Acquiring Person” under the terms of the Poison Pill, the Board, as noted above, has amended such terms to exempt LabCorp from this definition. Under ordinary circumstances, the Poison Pill provides for the automatic invalidation of any Rights attached to the common stock acquired by an Acquiring Person — at this stage, any potential acquirer other than LabCorp.

38. Under the terms of the Poison Pill, the Rights will become exercisable 10 business days after the announcement or effectuation of a transaction referenced above. When that happens, each Right entitles its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (“Preferred Stock”) at a purchase price of $40.00 in cash. If a person or group becomes an Acquiring Person (a “Flip-In Event”), each holder of Right has the right to receive, upon exercise, that number of shares of common stock which equals the exercise price of the Right divided by one-half of the current market price of the Common Stock at the date of the occurrence of the event. In the event that the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (a “Flip-Over Event”), each holder of a Right (other than Rights which previously have been voided from the Flip-In Event) shall have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price of such common stock at the date of the occurrence of the event.

39. The Rights will expire at the close of business on May 16, 2011 unless such period is extended or the Rights are earlier redeemed or exchanged by the Company. Consequently, the Poison Pill, standing alone, may dissuade potential acquirers from coming forward in the face of the Proposed Transaction, which the Board has vouched to support.

40. Finally, the Merger Agreement includes other preclusive corporate and deal protections to inhibit an alternate, and perhaps superior, transaction. For example, the Board has obligated the Company to pay LabCorp a $2.5 million termination fee and expenses up to $500,000 if the Board, in certain circumstances, terminates the Merger Agreement or withdraws or modifies its recommendation of the Proposed Transaction.

41. As it stands, the Proposed Transaction does not adequately value Orchid shares. Instead, as a direct result of the Board’s abandonment of duty, the Proposed Transaction will benefit

LabCorp. Accordingly, in the absence of injunctive relief, shareholders will not be able to make an informed decision about whether to vote in favor of the Proposed Transaction.

CLASS ACTION ALLEGATIONS

42. Plaintiff brings this action as a class action pursuant to Delaware Court of Chancery Rule 23, individually and on behalf of all holders of Orchid common stock who are being and will be harmed by Defendants’ actions complained of herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

43. This action is properly maintainable as a class action because, inter alia:

(a) The Class is so numerous that joinder of all members is impracticable. Orchid stock is publicly traded on the NASDAQ GM and, as such, Plaintiff believes that there are hundreds, if not thousands, of public shareholders who are geographically dispersed throughout the U.S.;

(b) There are questions of law and fact which are common to the Class, including, inter alia: (i) whether the Individual Defendants have breached their fiduciary duty to shareholders by entering into the Proposed Transactions; and (ii) whether the wrongs alleged herein have irreparably harmed Plaintiff and the other members of the Class;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the rest of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants. In addition, adjudications with respect to individual members of the Class would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or would substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties

Against the Individual Defendants

44. Plaintiff incorporates each allegation set forth above as if fully set forth herein.

45. The Individual Defendants have breached their fiduciary duties by failing to secure the best transaction available for Orchid’s shareholders and have agreed to unreasonable and preclusive deal protection measures which will deter superior offers for Orchid.

46. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach the fiduciary duties they owe to Plaintiff and the Class. Accordingly. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duty

Against Defendant LabCorp

47. Plaintiff incorporates each allegation set forth above as if fully set forth herein.

48. Defendant LabCorp issued herein as an aider and abettor of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board.

49. The Individual Defendants breached their fiduciary duties to Orchid’s public shareholders as set forth herein. Such breaches could not and would not have occurred but for the conduct of LabCorp, who aided and abetted such breaches by, among other things, entering into the

Merger Agreement and otherwise rendering substantial assistance to the Board in connection with the breaches described herein.

50. As a result of such substantial assistance, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining maximum value for their shares.

51. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands the following relief in his favor and in favor of the Class, and against Defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as Class Representative and his counsel as Class Counsel;

B. Preliminarily and permanently enjoining Defendants, and anyone acting in concert with them, from proceeding with the Proposed Transactions complained of herein;

C. Requiring the Individual Defendants to properly exercise their fiduciary duties to Plaintiff and the Class by, among other things: (i) ascertaining the true transactional value of the Company; (ii) considering whether the Proposed Transaction or an alternate transaction maximizes shareholder value; and (iii) ensuring that no impediments unreasonably preclude alternative transactions that may maximize shareholder value;

D. Rescinding, to the extent already implemented, the Proposed Transaction and any agreement or transaction attendant thereto or awarding the Class rescissory damages and appropriate compensatory damages;

E. Requiring the Individual Defendants to disclose all material information relating to the Proposed Transaction;

F. Awarding Plaintiff the costs of this action, including a reasonable allowance for attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court deems just and proper.

Dated: April 29, 2011	ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ Norman M. Monhait
OF COUNSEL:		Norman M. Monhait (DSBA# 1040)
919 Market Street, Suite 1401
ROBBINS GELLER RUDMAN		Citizens Bank Center
& DOWD LLP		Wilmington, Delaware 19899-1070
Samuel H. Rudman		(302) 656-4433
David A. Rosenfeld
Mark S. Reich		Attorneys for Plaintiff
Joseph Russello
Carolina C. Torres
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)

THE BRISCOE LAW FIRM, PLLC
Willie Briscoe
8117 Preston Road, Suite 300
Dallas, TX 75225
Telephone: 214/706-9314
214/706-9315 (fax)